UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

AMENDMENT NO. 1

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

MISCOR GROUP, LTD.

(Name of Issuer)

MISCOR Group, Ltd.

Integrated Electrical Services, Inc.

IES Subsidiary Holdings, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60477P201

(CUSIP Number of Class of Securities)

Michael P. Moore Chief Executive Officer and President MISCOR Group, Ltd. 800 Nave Road, SE Massillon, Ohio 44646 (330) 830-3500	Gail Makode Senior Vice President, General Counsel and Secretary Integrated Electrical Services, Inc. 5433 Westheimer Road, Suite 500 Houston, Texas 77056 (713) 860-1500

Copies to:

G. Michael O’Leary George Vlahakos Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 (713) 220-4200	Michael P. Moore MISCOR Group, Ltd. Chief Executive Officer and President 800 Nave Road, SE Massillon, Ohio 44646 (330) 830-3500	Molly Z. Brown Sean T. Peppard Ulmer & Berne LLP 1660 West 2nd Street, Suite 1100 Cleveland, Ohio 44113 (216) 583-700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☒	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,720,594	$2,281

*	Calculated solely for purposes of determining the filing fee. The transaction valuation was calculated by multiplying (a) 11,775,066 shares of fully diluted MISCOR common stock outstanding by (b) $1.42, the average of the high and low price per share of MISCOR common stock reported on the OTCQB on April 19, 2013.
**	Calculated by multiplying the transaction valuation calculated above by 0.00013640, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 1 for fiscal year 2013 issued August 31, 2012.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$1,679
Form or Registration No.:	Form S-4 Registration Statement under the Securities Act of 1933 (Registration No. 333-188182)
Filing Party:	Integrated Electrical Services, Inc.
Date Filed:	April 26, 2013

Amount previously paid:	$602
Form or Registration No.:	Schedule 13E-3 under the Securities Exchange Act of 1934 (Registration No. 005-81819)
Filing Party:	MISCOR Group, Ltd.; Integrated Electrical Services, Inc.
Date Filed:	April 26, 2013

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3 filed by the Filing Persons (as defined below) on April 26, 2013 (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (collectively, the “Filing Persons”): MISCOR Group, Ltd., an Indiana corporation (“MISCOR”), Integrated Electrical Services, Inc., a Delaware corporation (“IES”), and IES Subsidiary Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of IES (“Merger Sub”).

This Amendment constitutes the withdrawal of the previously filed Transaction Statement. The Filing Persons have determined that the proposed merger of MISCOR with and into Merger Sub, with Merger Sub surviving the merger as a wholly-owned subsidiary of IES (the “Merger”), pursuant to that certain Agreement and Plan of Merger, dated as of March 13, 2013, as amended by the First Amendment to Agreement and Plan of Merger, dated as of July 10, 2013, by and among the Filing Persons, falls within the Rule 13e-3(g)(2) exception to Rule 13e-3 of the Securities Exchange Act of 1934. As such, a Schedule 13E-3 need not be filed in connection with the Merger.

Accordingly, by the filing of this Amendment, the Filing Persons hereby withdraw the previously filed Transaction Statement.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MISCOR GROUP, LTD.

By:	/s/ Michael P. Moore
Name:	Michael P. Moore
Title:	Chief Executive Officer and President

INTEGRATED ELECTRICAL SERVICES, INC.

By:	/s/ James M. Lindstrom
Name:	James M. Lindstrom
Title:	Chairman of the Board, Chief Executive Officer and President

IES SUBSIDIARY HOLDINGS, INC.

By:	INTEGRATED ELECTRICAL SERVICES, INC., its Sole Stockholder

By:	/s/ James M. Lindstrom
Name:	James M. Lindstrom
Title:	Chairman of the Board, Chief Executive Officer and President

Dated: August 29, 2013